UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

Talis Biomedical Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87424L108

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

March 10, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 87424L108	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 37,569,140 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 37,569,140 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,569,140 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 29,857,222 shares of common stock (“Common Stock”) of Talis Biomedical Corporation (the “Issuer”) issuable upon the conversion of Series 1 Convertible Preferred Stock (“Series 1 Preferred”) of the Issuer and 87,083 shares of the Common Stock underlying 87,083 non-qualified options to purchase Common Stock (“Stock Options”) directly held by Felix J. Baker, a managing member of Baker Bros. Advisors (GP) LLC (the “Adviser GP), that are exercisable within 60 days.
(2)	Based on 26,781,915 shares of Common Stock of the Issuer outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 3, 2022.

CUSIP No. 87424L108	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 37,569,140 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 37,569,140 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,569,140 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.2% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 29,857,222 shares of Common Stock issuable upon the conversion of Series 1 Preferred and 87,083 shares of the Common Stock underlying 87,083 Stock Options directly held by Felix J. Baker, a managing member of the Adviser GP, that are exercisable within 60 days.
(2)	Based on 26,781,915 shares of Common Stock of the Issuer outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No 87424L108	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 37,576,293 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 37,576,293 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,576,293 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 29,863,674 shares of Common Stock issuable upon the conversion of Series 1 Preferred and 87,083 shares of the Common Stock underlying 87,083 Stock Options directly held by Felix J. Baker, a managing member of the Adviser GP, that are exercisable within 60 days.
(2)	Based on 26,781,915 shares of Common Stock of the Issuer outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 87424L108	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 37,576,293 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 37,576,293 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,576,293 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 29,863,674 shares of Common Stock issuable upon the conversion of Series 1 Preferred and 87,083 shares of the Common Stock underlying 87,083 Stock Options directly held by Felix J. Baker, a managing member of the Adviser GP, that are exercisable within 60 days.
(2)	Based on 26,781,915 shares of Common Stock of the Issuer outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No 87424L108	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS FBB Associates
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:6,010 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 6,010 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,010 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN, OO

(1)	Includes 5,420 shares of Common Stock issuable upon the conversion of Series 1 Preferred.
(2)	Based on 26,781,915 shares of Common Stock of the Issuer outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No 87424L108	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS FBB3 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,143 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,143 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,143 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.004% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 1,032 shares of Common Stock issuable upon the conversion of Series 1 Preferred.
(2)	Based on 26,781,915 shares of Common Stock of the Issuer outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), FBB Associates (“FBB”), FBB3 LLC (“FBB3”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On March 10, 2023, Felix J. Baker, managing member of the Adviser GP, notified Talis Biomedical Corporation (the “Issuer”) of his resignation from the board of directors of the Issuer (the “Board”) effective March 10, 2023. Felix J. Baker’s decision was not the result of any disagreement with the Company on any matter relating to its operations, policies or practices. Pursuant to that certain Nominating Agreement dated as of November 1, 2019 by and between the Issuer and the Funds (the “Nominating Agreement”), Felix J. Baker will begin serving effective March 10, 2023 as a board observer of the Issuer (“Board Observer”) on behalf of the Funds. Effective on March 10, 2023, the Board appointed Dr. Raymond Cheong, currently a Board Observer and full-time employee of the Adviser to fill the vacancy on the Board. The Issuer appointed Dr. Cheong to serve as a Class I Director with a term expiring at the Issuer’s 2025 annual meeting of stockholders. Dr. Cheong was nominated to the Board by the Funds pursuant to the Nominating Agreement.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of common stock of the Issuer (“Common Stock”) or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and may make suggestions to the management of the Issuer regarding corporate financing and strategy, and may acquire or dispose of securities of the Issuer (by means of open market transactions, privately negotiated transactions, exercise of some or all of the Series 1 Convertible Preferred (as defined in Item 5), Stock Options (as defined in Item 5) or otherwise). Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon conversion of Series 1 Convertible Preferred Stock of the Issuer (“Series 1 Preferred”) by the Funds.

Holder	Common Stock	Series 1 Preferred
667, L.P.	571,659	2,345,481
Baker Brothers Life Sciences, L.P.	7,053,176	27,511,741
Total	7,624,835	29,857,222

FBB directly holds 590 shares of Common Stock and 5,420 shares of Series 1 Preferred. FBB3 directly holds 111 shares of Common Stock and 1,032 shares of Series 1 Preferred.

Shares of Series 1 Preferred are convertible at the option of the holder without consideration (i) at any time on a 1-for-1 basis into Common Stock, (ii) at any time following the third anniversary of the closing of the IPO, on a 1-for-1 basis into shares of non-voting Series 2 Convertible Preferred Stock ("Series 2 Preferred") of the Issuer or (iii) upon consummation of any sale of Series 1 Preferred, each share of Series 1 Preferred shall automatically convert into Common Stock. Series 2 Preferred is convertible on a 1-for-1 basis into Common Stock subject to beneficial ownership limitations as described below. The Series 1 Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series 1 Preferred could be converted.

The shares of Series 2 Preferred are only convertible to the extent that after giving effect to such conversion the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). By notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the shares of Series 2 Preferred by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Series 2 Preferred shall have no right to vote on any matter related to the appointment, election or removal of the directors of the Issuer.

Felix J. Baker, as compensation for his previous service on the Board was granted 95,000 non-qualified options to purchase Common Stock (“Stock Options”) under the Issuer’s 2021 Equity Incentive Plan at an exercise price of $1.00 per share, which expire on June 9, 2032, 87,083 of which are vested as of the date of this filing.

Felix J. Baker previously served on the Board as a representative of the Funds. The policy of the Adviser to the Funds does not permit managing members of the Adviser GP to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for his previous service.

Dr. Cheong, a full-time employee of the Adviser serves on the Board as a representative of the Funds. The policy of the Adviser to the Funds does not permit full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for his service.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of securities owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

(c) Except as previously disclosed in this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2023

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC

/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager

FBB Associates

/s/ Julian C. Baker
Name: Julian C. Baker
Title: Partner